SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34661; File No. 812-15377

iShares MSCI Russia ETF, a Series of iShares Inc., and BlackRock Fund Advisors; Notice of

Application and Temporary Order

August 3, 2022

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application and a temporary order under Section 22(e)(3) of the Investment

Company Act of 1940 (the "Act").

Summary of Application: Applicants request a temporary order to permit iShares MSCI Russia

ETF (the "Fund"), a series of iShares Inc. (the "Company"), to suspend the right of redemption

of its outstanding redeemable securities and postpone the date of payment of redemption

proceeds with respect to redemption orders received but not yet paid.

Applicants: The Company, on behalf of the Fund, and BlackRock Fund Advisors, the Fund's

investment adviser ("Adviser" and together with the Company, the "Applicants").

Filing Date: The application was filed on August 3, 2022.

Hearing or Notification of Hearing: Interested persons may request a hearing by e-mailing to the

Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the

request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or

by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should

be received by the Commission by 5:30 p.m. on August 29, 2022, and should be accompanied by

proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service.

Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's

interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

Addresses: The Commission: Secretarys-Office@sec.gov.   Applicants: Benjamin J. Haskin,

Esq. and Anne C. Choe, Esq., Willkie Farr & Gallagher LLP, 1875 K Street N.W., Washington,

DC 20006-1238, with copies to Marisa Rolland, Esq., BlackRock Fund Advisors, 400 Howard

Street, San Francisco, CA 94105.

For Further Information, Contact: Christopher D. Carlson, Senior Counsel, Trace W. Rakestraw,

Branch Chief, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of

Investment Management, Chief Counsel's Office).

Supplementary Information: For Applicants' representations, legal analysis, and conditions,

please refer to Applicants' application, dated August 3, 2022, which may be obtained via the

Commission's website by searching for the file number at the top of this document, or for an

Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

Background:

1.   The Company is registered under the Act as an open-end series management

investment company. Adviser is the investment adviser to the Fund, a series of the Company.

Adviser is registered as an investment adviser under the Investment Advisers Act of 1940.

2.   The Fund is a non-diversified exchange-traded fund ("ETF") that operates

pursuant to Rule 6c-11 under the Act, which provides that shares of an ETF can be purchased or

redeemed directly from the ETF at net asset value solely by authorized participants ("APs") and only in aggregations of a specified number of shares. Shares of the Fund are listed on NYSE Arca, Inc. ("NYSE Arca").

3.   Prior to the events described in the Application, the Fund was managed by Adviser according to an investment objective of seeking to track the investment results of an index composed of Russian equities. MSCI, Inc. discontinued the Fund's underlying index (the "Underlying Index") on June 1, 2022.

4.   Applicants state that the request for relief arises from the effect of geopolitical affairs on transactions in the Russian equity markets and on the relevant markets for Russian equity securities generally, and on related clearance and payment systems. As a result of these geopolitical affairs, virtually all of the Fund's direct and indirect holdings of Russian equity securities have become illiquid and are fair valued at or near zero.

5.   Effective March 1, 2022, the Fund temporarily suspended new creations of its shares until further notice due to concerns about newly imposed restrictions impacting the ability of U.S. investors to transact in securities in the Underlying Index, among other reasons.[1] Prior to market open on March 4, 2022, NYSE Arca halted trading of the Fund's shares in light of ongoing issues related to Russia's invasion of Ukraine.

6.   Applicants anticipate that the Fund's shares will be delisted by NYSE Arca on a date 15 days after the requested relief is granted and coinciding with the payment of the initial liquidating distribution by the Fund (or an earlier date if NYSE Arca determines in its discretion to delist shares of the Fund, which may occur even if the requested relief is not granted). If

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[1]   *See* Exchange-Traded Funds, Investment Company Act Release Number 33646 (Sept. 25, 2019) ("[A]n ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time.").

shares of the Fund are delisted by NYSE Arca, the Fund will not be able to continue to operate as an ETF, pursuant to Rule 6c-11.

7. If the order requested in the Application is granted, pursuant to the Plan of Liquidation and Dissolution of Series (the "Plan of Liquidation") approved by the Board of Directors of the Company (the "Board"), the Fund will distribute in liquidation all of its liquid assets to shareholders, less a reserve in an amount estimated to meet the costs of the liquidation that would be borne by the Fund. Following that distribution, the Fund will have no assets of realizable value (other than the amount so held in reserve), and the Fund's positions in Russian securities will not be transferable by the Fund. If some or all of those Russian securities were at some point before the Fund's final termination determined to have a greater value, it is possible that they would continue not to be transferable at that time. In addition, it is possible that even if Russian securities were able to be sold, local regulations may not permit the proceeds of any such sale(s) to be converted to U.S. dollars which are freely available to the Fund. The Fund's remaining portfolio assets – the Russian equity securities – will therefore remain in the Fund until they can be sold and converted into U.S. dollars (with the proceeds distributed to the Fund's shareholders) or are permanently written off, in each case as determined by the Adviser and approved by the Board of Directors of the Company (the "Board").

8. Applicants believe the requested relief will permit the Fund to liquidate its holdings in the manner described above without the risk that it might be required to meet redemption requests submitted potentially out of the reserve or otherwise when the Fund would have no or few assets to meet the redemption requests. In addition, applicants state that suspension of redemptions prior to the initial distribution in liquidation will ensure that shareholders submitting such redemption requests will participate in the liquidation and also will

be entitled to share both in the August 2022 liquidating distribution and any subsequent liquidating distribution. Notwithstanding the present inability to dispose of Russian securities held by the Fund, Applicants have determined to seek the requested order at this time because Applicants believe that liquidation of the Fund is in the best interests of the Fund's shareholders. Without the requested relief, the Fund will be required to satisfy redemption requests from APs, while other investors would be unable to trade the Fund's shares. Although the Fund has received no redemption orders since the invasion began, it is possible that redemption orders could be received at any time.

9.   In addition, as noted above, the NYSE Arca may determine in its discretion to delist shares of the Fund if the requested relief is not granted. The Fund will not be eligible to rely on Rule 6c-11 once the Fund's shares are delisted by NYSE Arca. As a consequence, to the extent that the Fund is obligated to satisfy any individual redemption requests received from non-AP shareholders of the Fund, the Fund would be unable to accept or process such redemption requests from an operational perspective because the Fund and its service providers do not have the operational infrastructure to enable the Fund to engage in non-AP primary market transactions. The Fund therefore would not, for its part, initiate delisting of the Fund's shares with NYSE Arca until after the requested relief is granted.[2]

Relief Requested:

1.   Applicants request an order pursuant to Section 22(e) of the Act to suspend the right of redemption with respect to shares of the Fund effective August 3, 2022, and postpone the date of payment of redemption proceeds with respect to redemption orders received on or after

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[2]   It is not anticipated that NYSE Arca will delist the Fund's shares before the Fund's requested relief is granted by the SEC.

August 1, 2022 but not yet paid as of August 3, 2022, for more than seven days after the tender

of securities to the Fund, until the Fund completes the liquidation of its portfolio and distributes

all its assets to the shareholders, or until the Commission rescinds the order granted herein.

Applicants believe that the relief requested is appropriate for the protection of shareholders of the

Fund.

Applicants' Legal Analysis:

     1.   Section 22(e)(1) of the Act provides that a registered investment company may

not suspend the right of redemption or postpone the date of payment or satisfaction upon

redemption of any redeemable security in accordance with its terms for more than seven days

after the tender of such security to the company or its designated agent except for any period

during which the New York Stock Exchange ("NYSE") is closed other than customary week-end

and holiday closings, or during which trading on the NYSE is restricted.

     2.   Section 22(e)(3) of the Act provides that redemptions may be suspended by a

registered investment company for such other periods as the Commission may by order permit

for the protection of security holders of the registered investment company.

     3.   Applicants submit that granting the requested relief would be for the protection of

the shareholders of the Fund, as provided in Section 22(e)(3) of the Act. Applicants assert that,

in requesting an order by the Commission, the Applicants' goal is to ensure that all of the Fund's

shareholders will be treated appropriately and fairly in view of the otherwise detrimental effect

on the Fund of the illiquidity of the Fund's investments and the ongoing uncertainty surrounding

the Russian equity markets. The requested relief is intended to permit an orderly liquidation of

the Fund's portfolio and ensure that all of the Fund's shareholders are protected in the process.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Board, including a majority of the Independent Directors,[3] will adopt or has adopted the Plan of Liquidation for the orderly liquidation of Fund assets and distribution of appropriate payments to Fund shareholders.

2. Pending liquidating distributions, the Fund will invest proceeds of cash dispositions of portfolio securities solely in U.S. government securities, money market funds that are registered under the Act and comply with the requirements of Rule 2a-7 under that Act, cash equivalents, securities eligible for purchase by a registered money market fund meeting the requirements of Rule 2a-7 under the Act with legal maturities not in excess of 90 days and, if determined to be necessary to protect the value of a portfolio position in a rights offering or other dilutive transaction, additional securities of the affected issuer.

3. The Fund's assets will be distributed to the Fund's shareholders solely in accordance with the Plan of Liquidation.

4. The Fund and the Adviser will make and keep true, accurate and current all appropriate records, including but not limited to those surrounding the events leading to the requested relief, the Plan of Liquidation, the sale of Fund portfolio securities, the distribution of Fund assets, and communications with shareholders (including any complaints from shareholders and responses thereto).

5. The Fund and the Adviser will promptly make available to Commission staff all files, books, records and personnel, as requested, relating to the Fund.

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[3] "Independent Directors" means directors who are not "interested persons" of the Company, as such term is defined in Section 2(a)(19) of the Act.

6.   The Fund and the Adviser will provide periodic reporting to Commission staff regarding their activities carried out pursuant to the Plan of Liquidation.

7.   The Adviser, its affiliates, and its and their associated persons will not receive any fee for managing the Fund.

8.   The Fund will be in liquidation and will not be engaged and does not propose to engage in any business activities other than those necessary for the protection of its assets, the protection of shareholders and the winding-up of its affairs, as contemplated by the Plan of Liquidation.

9.   The Fund and the Adviser will appropriately convey accurate and timely information to shareholders of the Fund, before or promptly following the effective date of the liquidation, with regard to the status of the Fund and its liquidation (including posting such information on the Fund's website), and will thereafter from time to time do so to reflect material developments relating to the Fund or its status, including, without limitation, information concerning the dates and amounts of distributions, and press releases and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.

10.   The Fund and the Adviser shall consult with Commission staff prior to making any material amendments to the Plan of Liquidation.

Commission Finding:

Based on the representations and conditions in the application, the Commission permits the temporary suspension of the right of redemption for the protection of the Fund's shareholders. Under the circumstances described in the application, which require immediate action to protect the Fund's shareholders, the Commission concludes that it is not practicable to give notice or an opportunity to request a hearing before issuing the order.

Accordingly, in the matter of iShares MSCI Russia ETF, a series of iShares Inc., and BlackRock Fund Advisors (File No. 812-15377),

IT IS ORDERED, pursuant to Section 22(e)(3) of the Act, that the requested relief from Section 22(e) of the Act is granted with respect to the Fund until it has liquidated, or until the Commission rescinds the order granted herein. This order shall be in effect as of August 3, 2022, with suspension of redemption rights as requested by the Applicants to be effective as of August 3, 2022 and the postponement of payment of redemption proceeds to apply to redemption orders received on or after August 1, 2022 but not yet paid as of August 3, 2022.

By the Commission.

J. Matthew DeLesDernier
Assistant Secretary